                                                       -------------------------
                                                               OMB APPROVAL
                                                       -------------------------
                                                       OMB NUMBER: 3235-01-45
                                                       EXPIRES: AUGUST 31, 1991
                                                       ESTIMATED AVERAGE BURDEN
                                                       HOURS PER RESPONSE..14.29
                                                       -------------------------


                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO.   7  )*
                                           -----


                                MGM Grand, Inc.
         -------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.01 par value
              ---------------------------------------------------
                        (Title of Class of Securities)

                                   552953101
                   -----------------------------------------
                                 (CUSIP Number)

                    Richard E. Sobelle, Esq. (702) 737-8060
                             Tracinda Corporation
                     4835 Koval Lane, Las Vegas, NV 89109
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              September 25, 1997
          ---------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
  CUSIP NO.                             13D                PAGE _ OF _ PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Kirk Kerkorian

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      BK

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(D) OR 2(E)                                            [ ]
 5


------------------------------------------------------------------------------
      CITENZENSHIP OR PLACE OF ORGANIZATION
 6
      USA

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            36,239,822

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             36,239,822

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      36,239,822

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      62.5%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO.                             13D                PAGE _ OF _ PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Tracinda Corporation

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      BK

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(D) OR 2(E)                                            [ ]
 5


------------------------------------------------------------------------------
      CITENZENSHIP OR PLACE OF ORGANIZATION
 6
      Nevada

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            32,345,416

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             32,345,416

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      32,345,416

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      55.7%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

This Amendment No. 7 amends and supplements the Statement on Schedule 13D (as previously amended, the "Schedule 13D"), relating to the common stock par value $.01 per share (the "Shares"), of MGM Grand, Inc., a Delaware corporation (the "Company"), previously filed by Mr. Kerkorian and Tracinda Corporation ("Tracinda"). Terms used and not defined in this Amendment have the meaning set forth in the Schedule 13D.

       1. Item 3, "Source and Amount of Funds or Other Consideration"; Item 4, "Purpose of Transaction"; Item 5, "Interest in Securities of the Issuer" and Item 6, "Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer" of the
               Schedule 13D are hereby amended to add the following information:

               On September 25, 1997, Tracinda purchased in a private transaction 618,557 Shares of the Company pursuant to a Letter Agreement dated September 25, 1997 between Tracinda and the Trustee of that certain Trust Agreement dated as of October 23, 1996 by and between Don King Productions, Inc., a New York corporation, Mike Tyson, John Horne, Rory Holloway, MGM Grand, Inc., MGM Grand Hotel, Inc. and Lionel Sawyer & Collins, Ltd., a professional corporation, as Trustee. A copy of said Letter Agreement is attached hereto as Exhibit A and incorporated herein by reference.

               Tracinda acquired said shares for $44.50 per share for an aggregate purchase price of $27,525,786.50. Such purchase price was funded by borrowings under a bank Credit Agreement, a copy of which has been previously filed as an exhibit to this Schedule 13D.

               As a result of said purchase, Kirk Kerkorian and Tracinda beneficially own an aggregate of 36,239,822 shares or approximately 62.5% of the outstanding shares, as to which they have sole voting and dispositive power.

       2. Except as specifically provided herein, this amendment does not modify any of the information previously reported on the Schedule 13D.

       3.      Item 7, Material to be Filed as Exhibits.
               a.     Letter Agreement dated September 25, 1997

SIGNATURE
---------

After a reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                           TRACINDA CORPORATION



                           BY:   /s/ Anthony Mandekic
                                 ---------------------------
                                 Anthony Mandekic
                                 Secretary/Treasurer

                           Dated: September 25, 1997